March 6, 2017

VIA EDGAR

 U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Suzanne Hayes

Re:	BeyondSpring Inc.
Registration Statement on Form F-1
File No. 333-214610

Acceleration Request
	Requested Date:	Wednesday, March 8, 2017
	Requested Time:	4:30 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC hereby joins BeyondSpring Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-214610) to become effective on March 8, 2017, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that approximately 400 copies of the Preliminary Prospectus, dated March 2, 2017, were distributed by us from March 2, 2017 through the date hereof to underwriters, institutions, dealers and others.

We will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

Rodman & Renshaw
a unit of H.C. Wainwright & Co., LLC

By:	/s/ Craig M. Schwabe
	Name:	Craig M. Schwabe
	Title:	Managing Director

cc:	Michael Maline, Goodwin Procter LLP
Edwin O’Connor, Goodwin Procter LLP
Lan Huang, BeyondSpring Inc.
Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP
Andrea L. Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP